

Mail Stop 3720

October 18, 2016

Peter D. Thompson
Executive Vice President and
Chief Financial Officer
Radio One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

      Re: Radio One, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 14, 2016
               Form 10-Q for the Six Months Ended June 30, 2016
               Filed August 8, 2016
               File No. 000-25969

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Measurement of Performance, page 46

1. We note that station operating income includes the results of all four of your operating segments (radio broadcasting, Reach Media, internet and cable television). We also note that you do not disclose station operating income by radio station. In this regard, please tell us why you believe "station operating income" is the appropriate title for this non-GAAP measure.

 (x) Content Assets, page F-16

2. We note your statement that, "Acquired content is generally amortized based on the *greater* of usage of the program or term of license." Referring to your basis in accounting literature, please tell us why you believe this policy is appropriate. Also, tell us how you considered ASC 920-350-35 when determining your policy.

Form 10-Q for the Six Months Ended June 30, 2016

3. We note you mentioned tower sales in your second quarter earnings call. In the transcript you also refer to four or five strong offers. Please tell us more information regarding these tower sales and how you considered assets held for sale accounting guidance. Tell us why similar information was not disclosed in your Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney at 202-551-3738 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications